Exhibit 99.1

Sapiens Enhances its Insurance Portfolio with Personalized

Video Capabilities by Partnering with Idomoo

By streamlining and simplifying its customer communications via personalized video, Sapiens enables life and P&C insurance carrier clients to offer a unique customer experience and appeal to the important Millennial segment

Holon, Israel – August 16, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has partnered with Idomoo, a leading provider of personalized video technology for enterprises.

With industry surveys consistently showing a disconnect between insurers and their customers, Sapiens’ clients will now be able to personalize, streamline and simplify communications with customers via engaging and customized videos. Idomoo’s offerings are completely integrated into Sapiens ALIS, a life, pension and annuity (L&A) software solution suite, and Sapiens IDIT, a software solution suite designed for the property and casualty/general insurance (P&C) market.

View a sample video - http://info.sapiens.com/iIdomoo-personalized-video.html

“This partnership, which illustrates another layer of our overall digital proposition, will help providers offer a unique customer experience and reduce the existing disconnect,” said Alex Zukerman, vice president of product marketing and strategy for Sapiens’ Life, Pension and Retirement division. “Instead of sending formal paper letters through the postal system, Sapiens customers can utilize personalized video, providing a superior customer experience.”

“This solution is particularly appealing to the important millennial segment, giving them a modern, intuitive means of communication and offering them a variety of interaction modes across devices through an online portal,” said Asher Gilmour, director of product marketing for Sapiens’ Property and Casualty and Reinsurance division. “By easily creating videos that are uniquely tailored to fit different customers’ needs, carriers can increase brand loyalty and sales through story-telling.”

“We are pleased that Sapiens chose our personalized video solutions following a thorough evaluation process to improve upon their already successful customer engagement strategies,” said Danny Kalish, Idomoo co-founder and CTO. “Idomoo’s solutions deliver effective customer engagement for enterprises by combining two powerful technologies: video and personalization on a massive scale. Our industry-leading rendering engine and open platform will enable Sapiens’ customers to use engaging personalized videos for their customer communications in a seamless and simple way.”

About Idomoo

Idomoo provides scalable and secure video solutions.to enterprises of all sizes. Personalized videos are proven to be significantly more engaging and effective at driving customer action than any other communication channel, including generic video.

Idomoo’s technology is used across industries and throughout the customer lifecycle. Idomoo clients include financial services, telco, utility, travel and hospitality, healthcare, sports and commerce companies. These clients use personalized videos for customer acquisition, onboarding, sales and retention. Learn more at www.idomoo.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com